Form 10-K, Exhibit 13
period 1995-06-30
GRIST MILL CO
filed 1995-08-29
CIK 44041

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)
Year ended May 31,                         1995         1994         1993

Net sales .............................   $78,916      $56,179      $66,478
Net earnings ..........................   $ 4,563      $ 1,208      $ 4,001
Earnings per share ....................   $   .66      $   .16      $   .54
Working capital .......................   $ 9,994      $14,934      $16,848
Current ratio .........................       2.0          2.8          3.0
Total assets ..........................   $46,259      $45,600      $48,101
Shareholders' equity ..................   $31,522      $29,381      $29,216
Net return on average equity ..........      15.0%         4.1%        15.3%
Book value per common share outstanding   $  4.74      $  4.17      $  4.05


Bar Charts:

           NET SALES
         (IN MILLIONS)
          91   $61.4
          92   $65.9
          93   $66.5
          94   $56.2
          95   $78.9

         BOOK VALUE PER
          COMMON SHARE
          OUTSTANDING
          91   $2.92
          92   $3.43
          93   $4.05
          94   $4.17
          95   $4.74

          NET EARNINGS
         (IN MILLIONS)
          91   $1.8
          92   $3.7
          93   $4.0
          94   $1.2
          95   $4.6

SELECTED FINANCIAL DATA
(Dollars and shares in thousands, except per-share data)
Year ended May 31,                             1995         1994         1993         1992         1991         1990
Net sales .................................   $78,916      $56,179      $66,478      $65,917      $61,358      $60,020
Earnings before income taxes ..............   $ 7,130      $ 1,886      $ 6,350      $ 5,900      $ 2,847      $ 1,894
Net earnings ..............................   $ 4,563      $ 1,208      $ 4,001      $ 3,717      $ 1,779      $ 1,140
Earnings per share ........................   $   .66      $   .16      $   .54      $   .51      $   .25      $   .16
Working capital ...........................   $ 9,994      $14,934      $16,848      $14,330      $12,318      $12,602
Total assets ..............................   $46,259      $45,600      $48,101      $46,882      $40,630      $39,347
Long-term debt, including current portion .   $ 4,879      $ 8,033      $10,366      $12,607      $12,673      $12,242
Shareholders' equity ......................   $31,522      $29,381      $29,216      $23,052      $19,202      $18,092

OTHER INFORMATION:
Gross profit as a percentage of net sales .      28.2%        28.4%        38.5%        37.8%        30.6%        26.9%
Operating profit as a percentage of
  net sales ...............................       9.6%         4.5%        11.1%        10.9%         6.3%         4.4%
Net earnings as a percentage of net sales .       5.8%         2.2%         6.0%         5.6%         2.9%         1.9%
Net return on average shareholders' equity       15.0%         4.1%        15.3%        17.6%         9.5%         6.7%
Common shares outstanding at year-end .....     6,663        7,049        7,210        6,722        6,566        6,750
Book value per common share
  outstanding .............................   $  4.74      $  4.17      $  4.05      $  3.43      $  2.92      $  2.68
Current ratio .............................       2.0          2.8          3.0          2.2          2.5          2.5
Number of employees at year-end ...........       646          446          413          424          445          437


Share and per share amounts for 1992 and prior have been restated to reflect the 3-for-2 stock split as of October 26, 1992.

Totals include the impact of Grist Mill Confections, Inc. (formerly Tempo Confections, Inc.) which the Company purchased in January 1990.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

Overview: Fiscal year 1995 represents a year of record sales and profitability for the Company. Net sales increased by 40%, from $56.2 million to $78.9 million, and earnings rose by 277% over fiscal 1994, to $4.6 million, or $.66 per share. Sales increases are attributable to higher sales from contract manufacturing, ready-to-eat cereals and wholesome snack bars.

   The gains in profitability reflect the higher sales levels and the favorable impact of increased utilization of manufacturing capacity.

   Sales: The Company's focus in 1995 was to grow its ready-to-eat cereal and wholesome snack bar businesses through its store brand customers. Since fiscal 1994, the Company has been expanding its ready-to-eat cereal product offerings. During fiscal 1995, the Company was able to add new customers and expand distribution for its ready-to-eat cereals. The Company's wholesome snack business also grew significantly due to sales of its new fruit-filled cereal bar and expanded distribution for its chewy granola bar products. Fruit snacks represent the Company's largest grocery product category in terms of sales. In 1995, fruit snack sales increased slightly from the previous year.

   Contract manufacturing sales grew significantly during fiscal 1995 due to a product the Company manufactures for a large branded packaged foods customer. While the Company expects to continue to generate significant sales in fiscal 1996 from this relationship, there are no specific volume guarantees.

   Sales in fiscal 1994 were $56.2 million, compared to $66.5 million in fiscal 1993. Early in fiscal 1994 the Company reduced its prices on fruit snack products to be more competitive with other producers of fruit snacks who were aggressively pricing their products. Also contributing to the decline in sales between 1993 and 1994 was lower contract sales to SlimFast Foods Company in fiscal 1994.

   Gross profit: Gross profit declined slightly from 28.4% of net sales in 1994 to 28.2% in 1995. In 1995, a higher portion of the Company's sales came from contract manu facturing products, which have lower gross profit margins

Bar Charts:


                   OPERATING PROFIT
                   AS A PERCENTAGE
                     OF NET SALES

                      91     6.3%
                      92    10.9%
                      93    11.1%
                      94     4.5%
                      95     9.6%

                      QUARTERLY SALES
                      (in millions)

          1st Quarter:
                         94   $13.6
                         95   $17.5
          2nd Quarter:
                         94   $13.8
                         95   $17.6
          3rd Quarter:
                         94   $14.0
                         95   $21.1
          4th Quarter:
                         94   $14.8
                         95   $22.7

                       TOTAL CAPITALIZATION
                           (in millions)

                         91        $31.9
                         92        $35.7
                         93        $39.6
                         94        $37.4
                         95        $36.4
than the Company's grocery products. The lower margins on contract manufacturing were offset by productivity gains and increased capacity utilization. The decline in gross profit in fiscal 1994 to 28.4% from 38.5%, was due principally to lower fruit snack pricing.

   Selling and delivery expenses: Selling and delivery expenses decreased from 17.1% of net sales in 1994 to 12.5% in 1995. This decrease reflects the higher proportion of sales of contract manufacturing products, which generate few of these costs. Selling and delivery costs declined from 21.8% in 1993 to 17.1% in 1994. The lower pricing on fruit snacks in 1994 lessened the need for promotional spending. Additionally, variable selling costs declined as more of the Company's sales shifted to store brand labels from the Company's own name brands.

   General, administrative and product development expenses: General, administrative and product development expenses increased by $981,000 but decreased as a percent of sales from 6.9% in 1994 to 6.1% in 1995. The overall increase in general, administrative and development costs reflects higher levels of incentive compensation, increased resources dedicated to the development of new products, and costs associated with hiring of new personnel. Expenses increased in 1994 to 6.9% of net sales, from 5.6% of sales in 1993. Product development expenses rose significantly in 1994 as spending for salaries and research related to identifying and developing new products increased.

   Interest income and expense: Net interest expense has declined over each of the last three years, from $1.0 million in 1993 to $629,000 in 1994, to $419,000 in the current fiscal year. Long-term debt levels have been declining over the same timeframe because of scheduled principal repayments. Additionally, in each of the last three years the Company elected to pre-pay portions of its long-term debt. Interest income decreased to $219,000 in 1995 from $374,000 in 1994. The Company liquidated $5.8 million of interest bearing investments during the year to meet capital equipment and financing needs.


LIQUIDITY AND CAPITAL INVESTMENTS

Cash and short-term investments decreased during the year from $12.6 million to $6.8 million. Net cash provided by operating activities totaled $7.1 million for the year, compared to $8.6 million in fiscal 1994. Cash from earnings and non-cash items totaled $8.6 million. However, this was partially offset by working capital needs, principally from inventory and accounts receivable.

   Net cash used in investing activities was $1.4 million compared to $8.2 million in 1994. In 1995, the Company liquidated $5.8 million of short-term investments and spent a total of $7.2 million on property and equipment additions. In 1994, property and equipment expenditures were $3.0 million, with $5.2 million placed into short-term investments during that same year. The Company anticipates that additional capital expenditures will be made in fiscal 1996 for new ready-to-eat cereal and snack bar equipment.

   Net cash used in financing activities was $5.7 million com-pared with $3.6 million in 1994. In addition to scheduled debt payments, the Company prepaid a portion of its long-term debt. Additionally, in June 1994, a stock repurchase program was completed with the purchase of 473,500 shares of common stock at a cost of $2.8 million.

   Working capital declined from $14.9 million in 1994 to $10.0 million in 1995. The current ratio decreased from 2.8 to 2.0 during the same period. Cash used to pay down debt and repurchase capital stock was the cause of these declines. Besides cash and short-term investments, the Company has available a line of credit for $4.0 million. The Company has financed its growth principally from internally generated funds, issuance of unsecured senior notes, bank borrowing, and sales of its common stock. The Company believes that through these financing alternatives, it will continue to meet its capital needs.

CONSOLIDATED STATEMENTS OF EARNINGS
Year ended May 31,                                             1995            1994            1993
Net sales ..............................................   $ 78,916,000    $ 56,179,000    $ 66,478,000
Cost of products sold ..................................     56,632,000      40,217,000      40,861,000
   Gross profit ........................................     22,284,000      15,962,000      25,617,000
Selling and delivery expenses ..........................      9,899,000       9,592,000      14,495,000
General, administrative and product development expenses      4,836,000       3,855,000       3,735,000
   Operating profit ....................................      7,549,000       2,515,000       7,387,000
Interest expense .......................................        638,000       1,003,000       1,321,000
Interest income ........................................       (219,000)       (374,000)       (284,000)
   Earnings before income taxes ........................      7,130,000       1,886,000       6,350,000
Income tax expense .....................................      2,567,000         678,000       2,349,000
   Net earnings ........................................   $  4,563,000    $  1,208,000    $  4,001,000

Earnings per share .....................................   $        .66    $        .16    $        .54

Weighted average common shares outstanding .............      6,907,000       7,367,000       7,442,000


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At May 31,                                                                        1995            1994
ASSETS
CURRENT ASSETS
   Cash and cash equivalents ..............................................   $  3,271,000    $  3,310,000
   Short-term investments .................................................      3,539,000       9,299,000
   Accounts receivable, less allowance ....................................      6,045,000       4,804,000
   Inventories ............................................................      6,877,000       5,204,000
   Prepaids and other .....................................................        458,000         506,000
                                                                                20,190,000      23,123,000
Property and equipment:
   Land and building ......................................................     11,145,000      10,770,000
   Machinery and equipment ................................................     36,245,000      29,455,000
                                                                                47,390,000      40,225,000
   Less accumulated depreciation ..........................................    (22,371,000)    (18,550,000)
                                                                                25,019,000      21,675,000
Deferred charges, less accumulated amortization of $1,453,000 and
   $973,000 at May 31, 1995 and 1994, respectively ........................      1,050,000         802,000
                                                                              $ 46,259,000    $ 45,600,000

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Drafts payable .........................................................   $    984,000    $    807,000
   Accounts payable .......................................................      3,701,000       2,219,000
   Accrued compensation and commissions ...................................      1,863,000         972,000
   Accrued marketing expenses .............................................        796,000         849,000
   Other accrued expenses .................................................      1,144,000       1,664,000
   Current maturities of long-term debt ...................................      1,708,000       1,678,000
                                                                                10,196,000       8,189,000
Long-term debt ............................................................      3,171,000       6,355,000
Deferred income taxes .....................................................      1,370,000       1,675,000
Shareholders' equity:
   Common stock, par value $.10 per share -- authorized 12,000,000 shares, issued and outstanding 6,663,000 and 7,049,000 shares at May 31, 1995
      and 1994, respectively ..............................................        666,000         705,000
   Additional paid-in capital .............................................      9,022,000      11,405,000
   Retained earnings ......................................................     21,834,000      17,271,000
                                                                                31,522,000      29,381,000
                                                                              $ 46,259,000    $ 45,600,000


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended May 31,                                        1995            1994            1993
Cash flows from operating activities:
   Net earnings ...................................   $  4,563,000    $  1,208,000    $  4,001,000
   Non-cash items included in earnings:
      Depreciation and amortization ...............      4,301,000       3,867,000       3,537,000
      Deferred income taxes .......................       (249,000)        (40,000)        (41,000)
      Common stock grants .........................                         94,000          55,000
   Changes in operating assets and liabilities:
      Accounts receivable .........................     (1,241,000)      1,467,000        (881,000)
      Inventories .................................     (1,673,000)      2,397,000         487,000
      Other assets ................................       (680,000)       (376,000)        270,000
      Accounts payable and other accrued expenses .      2,059,000                        (642,000)
         Net cash provided by operating activities       7,080,000       8,617,000       6,786,000
Cash flows used in investing activities:
   Proceeds from short-term investments ...........      5,760,000       2,457,000       3,118,000
   Payments for:
      Short-term investments ......................                     (7,660,000)     (6,090,000)
      Property and equipment ......................     (7,165,000)     (2,980,000)     (5,184,000)
         Net cash used in investing activities ....     (1,405,000)     (8,183,000)     (8,156,000)
Cash flows used in financing activities:
   Proceeds from:
      Drafts payable ..............................        177,000
      Exercise of stock options, net ..............         83,000          35,000         413,000
   Payments for:
      Short-term borrowings and drafts payable, net                       (159,000)       (860,000)
      Long-term obligations .......................     (3,154,000)     (2,333,000)     (2,241,000)
      Purchase and retirement of common stock .....     (2,820,000)     (1,172,000)
         Net cash used in financing activities ....     (5,714,000)     (3,629,000)     (2,688,000)
Decrease in cash and cash equivalents .............        (39,000)     (3,195,000)     (4,058,000)
Cash and cash equivalents at beginning of year ....      3,310,000       6,505,000      10,563,000
Cash and cash equivalents at end of year ..........   $  3,271,000    $  3,310,000    $  6,505,000


Income tax payments totaled $2,869,000 in 1995, $519,000 in 1994 and $1,818,000 in 1993. Interest payments totaled $666,000 in 1995, $1,011,000 in 1994 and $1,231,000 in 1993.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' EQUITY


                                                       Common Stock

                                                 Number of                    Additional        Retained
                                                  Shares         Amount    Paid-In Capital      Earnings         Total
Balances at May 31, 1992 .................      4,481,000    $    448,000    $ 10,542,000    $ 12,062,000    $ 23,052,000
   Stock options exercised and stock
      grants awarded .....................        515,000          51,000       1,261,000                       1,312,000
   Shares surrendered for exercise and
      tax payments .......................        (83,000)         (8,000)       (836,000)                       (844,000)
   Tax benefits related to stock options .                                      1,695,000                       1,695,000
   3-for-2 stock split ...................      2,297,000         230,000        (230,000)
   Net earnings ..........................                                                      4,001,000       4,001,000
Balances at May 31, 1993 .................      7,210,000         721,000      12,432,000      16,063,000      29,216,000
   Stock options exercised and stock
      grants awarded .....................         38,000           4,000         125,000                         129,000
   Purchase and retirement of common
      stock ..............................       (199,000)        (20,000)     (1,152,000)                     (1,172,000)
   Net earnings ..........................                                                      1,208,000       1,208,000
Balances at May 31, 1994 .................      7,049,000         705,000      11,405,000      17,271,000      29,381,000
   Stock options exercised ...............        113,000          11,000         342,000                         353,000
   Shares surrendered for exercise and
      tax payments .......................        (25,000)         (3,000)       (267,000)       (270,000)
   Tax benefits related to stock options .                                        315,000                         315,000
   Purchase and retirement of common
      stock ..............................       (474,000)        (47,000)     (2,773,000)                     (2,820,000)
   Net earnings ..........................                                                      4,563,000       4,563,000
BALANCES AT MAY 31, 1995 .................      6,663,000    $    666,000    $  9,022,000    $ 21,834,000    $ 31,522,000


The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended May 31, 1995, 1994 and 1993



NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The Company is in the business of manufacturing and distributing store brand and value priced products and industrial food ingredients and products. Principal products are fruit snacks, ready-to-eat cereals, wholesome snack bars and graham cracker pie crusts.

   Basis of Presentation: The consolidated financial state ments include the Company and its subsidiary, which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

   Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of less than 90 days when purchased to be cash equivalents.

   Short-Term Investments: Short-term investments consist of income-producing securities with original maturities of 90 days to two years. On June 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.
115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with this Statement, short-term investments are classified as available-for-sale and stated at market value. At May 31, 1995, market value approximated cost. Prior to the adoption of this Statement, short-term investments were stated at cost, which approximated market.

   Inventories: Inventories are stated at lower of cost, first-in, first-out
(FIFO) method, or market.

   Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful life ranging from three to 25 years. Accelerated depreciation is used by the Company for tax accounting purposes. Depreciation expense includes the amortization of capital lease assets.

   Deferred Charges: Expenditures for packaging design are recorded at cost and amortized over an estimated useful life of up to three years. Certain expenditures to obtain initial distribution of products, typically referred to as slotting, are recorded at cost and amortized over a period of up to six months.

   Income Taxes: The provision for income taxes is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of differences in the timing of revenue and expense for income tax and financial reporting purposes.

   Earnings Per Share: Earnings per share are based on weighted average number of common shares outstanding and the dilutive effect of common stock options during the year.

NOTE B INVENTORIES

At May 31,                                    1995          1994

Finished goods.................            $1,594,000    $1,594,000
Raw material and packaging.....             3,795,000     2,976,000
Work-in-process................             1,488,000       634,000

                                           $6,877,000    $5,204,000


Note C CREDIT ARRANGEMENTS

The Company has a $4,000,000 line of credit arrangement with a bank which expires October 31, 1995. Loans under the agreement bear interest at a floating rate approximately equal to the bank's reference rate less 1 1/42%. There were no balances outstanding at May 31, 1995 and 1994.


NOTE D LONG-TERM DEBT

At May 31,                                   1995          1994

9.8% unsecured senior notes
  payable in semi-annual
  installments of $700,000
  through September 1996.......            $2,100,000    $3,500,000

Mortgage payable in monthly
  installments of $26,000 through
  November 2000. Interest at 8.75%
  adjusted every three years...             2,557,000     4,143,000

                                            4,657,000     7,643,000

Capitalized leases (Note E)....               222,000       390,000

                                            4,879,000     8,033,000

Less current maturities........            (1,708,000)   (1,678,000)

                                           $3,171,000    $6,355,000

   The terms of the unsecured senior notes contain requirements for maintaining defined levels of net worth and certain financial ratios, and place limits on total debt allowable.

   The mortgage payable is collateralized by the Company's land and production facilities with a net book value of $5,748,000.

   Maturities of long-term debt, exclusive of capitalized leases, during the next five fiscal years are as follows: 1996 - $1,486,000; 1997 - $800,000; 1998
- - $111,000; 1999 - $123,000; 2000 and after - $2,137,000.

NOTE E LEASES

The Company leases various equipment under non-cancelable leases. Future minimum payments under capital and operating leases as of May 31, 1995 are as follows:

                                           Capital       Operating
Fiscal years ending May 31,                Leases        Leases

1996...........................            $257,000      $72,000
1997...........................                           71,000

Total minimum lease payments...             257,000     $143,000
Amount representing interest...             (35,000)

Present value of minimum
  lease payments...............            $222,000

   Machinery and equipment includes the following amounts for leases which have been capitalized:

At May 31,                                     1995        1994

Cost.............................            $841,000    $841,000
Less accumulated depreciation....            (473,000)   (368,000)

                                             $368,000    $473,000


NOTE F STOCK SPLIT

The Company effected a 3-for-2 stock split for shareholders of record as of October 26, 1992, in the form of a stock dividend. All references to the number of common shares and per common share amounts have been restated to reflect the split.

NOTE G INCOME TAXES

Effective June 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the new rule, prior years' financial statements have not been restated. The cumulative effect of adopting this Statement as of June 1, 1993, was not material to net earnings.

   The components of income tax expense follow:

Year ended May 31,                1995        1994       1993

Current:
  Federal.............           $2,465,000  $619,000    $2,084,000
  State...............              351,000    99,000       306,000
Deferred..............             (249,000)  (40,000)      (41,000)

                                 $2,567,000  $678,000    $2,349,000


   The following is a summary of the Company's deferred tax assets and liabilities:

                                           Deferred Tax
                                        Assets (Liabilities)

At May 31,                              1995           1994

Depreciation and amortization ...   $(1,394,000)   $(1,689,000)
Asset reserves ..................       200,000        153,000
Vacation not currently deductible       121,000        110,000
Medical self insurance ..........       128,000        139,000
Other ...........................       (81,000)        12,000

                                    $(1,026,000)   $(1,275,000)


   Deferred income taxes resulting from differences between accounting for financial statement purposes and accounting for tax purposes were as follows:

                                                          Deferred
                                                           Method
Year ended May 31,                                          1993

Depreciation and amortization.................           $(136,000)
Compensation and other accruals...............              78,000
Other.........................................              17,000

                                                         $ (41,000)

   A reconciliation of statutory federal income taxes to the actual income tax expense provided on earnings is as follows:

                                  1995           1994          1993

Income tax at statutory
  rate ....................   $ 2,424,000    $   641,000    $ 2,159,000
State income taxes net of
  federal benefit .........       218,000         60,000        197,000
Interest income not subject
  to tax ..................       (79,000)       (77,000)       (45,000)
Other .....................         4,000         54,000         38,000

                              $ 2,567,000    $   678,000    $ 2,349,000



NOTE H STOCK OPTION PLANS

Under the 1986 Non-Qualified Stock Option Plan, the Company may grant options to purchase up to 1,700,000 shares of common stock to officers, key employees, directors and consultants. The option price and terms of exercise are determined by the Company's board of directors. Of the options outstanding under the Non-Qualified Plan, 443,000 and 409,000 were exercisable at May 31, 1995 and
1994, respectively.

   Under the 1984 Incentive Stock Option Plan, the Company may grant options to purchase up to 200,000 shares of common stock to officers and key employees at not less than 100% of fair market value of the shares at the date of grant. No options were outstanding under this plan at May 31, 1995.

   The Company also has a Stock Appreciation Rights Plan under which the Company may grant Stock Appreciation Rights ("SARs") to eligible participants of its stock option plans. Such rights allow the stock option holder the right to receive a cash settlement that will approximate the appreciation in the value of the stock option through the exercise of the SAR. SARs are only exercisable following certain defined "acceleration events." At May 31, 1995, no SARs had been granted.

                                          Non-Qualified
                                          Stock Options  Price per Share

Balance at May 31, 1993..........         410,000        $2.33 to $7.58
  Granted........................         167,000        $5.00 to $7.88
  Exercised......................         (11,000)       $2.33 to $5.58
  Canceled or expired............         (29,000)       $2.33 to $7.00

Balance at May 31, 1994..........         537,000        $2.33 to $7.88
  Granted........................         222,000        $6.25 to $9.75
  Exercised......................        (113,000)       $2.33 to $7.00
  Canceled or expired............          (7,000)       $2.92 to $7.00

BALANCE AT MAY 31, 1995..........         639,000        $2.33 to $9.75


NOTE I EMPLOYEE BENEFIT PLANS

The Company has an employee savings plan ("Savings Plan") that qualifies as a deferred salary arrangement under Section 401(K) of the Internal Revenue Service Code. Under the Savings Plan, qualifying employees may defer a portion of their pretax earnings, up to 15%, or the Internal Revenue
Service limits, whichever is less. The Company matches 30% of each employee's contributions up to a maximum of 7% of the employee's earnings.

   The Company's matching contributions to the Savings Plan in 1995, 1994 and 1993 were $127,000, $112,000 and $113,000, respectively.

   Union employees of the Company's subsidiary participate in a multi-employer defined benefit pension plan administered by the employees' union. Contributions by the Company's subsidiary to this plan totaled $61,000, $64,000 and $68,000 for 1995, 1994 and 1993, respectively.

NOTE J POSTRETIREMENT HEALTH BENEFITS

The Company's subsidiary provides self-insured supplemental postretirement health care coverage to substantially all union employees and their dependent spouses. Effective June 1, 1993, the Company adopted Statement of Financial
Accounting Standards (SFAS) No. 106 "Employer's Accounting for Postretirement
Benefits Other than Pensions." SFAS No. 106 requires the accrual of the expected costs of providing these benefits during the active service period of the employee. Previously, these costs were recognized as an expense when claims were paid. As permitted by the Statement, the Company has elected to amortize the transition obligation over 20 years.

   Employees become eligible for the benefits on retirement if they have reached the age of 55 and have 15 years of service. In determining benefits, the plan takes into consideration payments by Medicare and other coverages. Benefits for existing retirees who have reached the age of 65, as well as all employees who retire after December 31, 1992, are subject to a $10,000 lifetime benefit cap.
Employees retiring after December 31, 1992, share in the cost of the benefits.
The Company does not fund the retiree health care plan.

   The amount of retiree health expenses in 1993 could not be readily separated from the cost of providing similar benefits to active employees. The total amount of expenses in 1993 for health care coverage of all employees and retirees of the subsidiary was $317,000.

   The components of retiree health costs are shown below:

                                      1995      1994

Service cost of benefits earned .   $ 4,000   $ 7,000
Interest cost on liability ......    47,000    52,000
Amortization of transition amount    33,000    34,000

                                    $84,000   $93,000

   The accumulated postretirement benefit obligation (APBO) at May 31, 1995 and 1994, respectively, was:

                                         1995         1994

Current retirees ..................   $ 476,000    $ 456,000
Fully eligible active employees ...      76,000       55,000
All other employees ...............     103,000      106,000

  Total ...........................     655,000      617,000
Fair value of assets ..............          --           --

APBO ..............................     655,000      617,000
Unrecognized prior service cost ...          --           --
Unrecognized net gain .............      62,000       74,000
Unrecognized transition obligation     (615,000)    (650,000)

Accrued postretirement benefit cost   $ 102,000    $  41,000


   The accumulated postretirement benefit obligation was determined using an 8%
discount rate. The health care cost trend rates were assumed to be 12% and 10% in 1995 for pre-65 and post-65 benefits, respectively, gradually declining to 6.5% after 14 years, and remaining at that level thereafter. A 1% increase in health care trend rate would have an insignificant effect on the accumulated postretirement benefit obligation and the net periodic cost for the year.


NOTE K RELATED PARTY TRANSACTIONS

A director and principal shareholder of the Company is a partner in a law firm retained by the Company for its legal counsel. The Company incurred charges of approximately $264,000, $274,000 and $334,000 in 1995, 1994 and 1993,
respectively, for services provided.

NOTE L MAJOR CUSTOMERS

In 1995 and 1993, sales to a major customer exceeded 10% of total net sales.
Sales to customer A were 30% of total sales in 1995 and sales to customer B were 15% of total sales in 1993.


NOTE M QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly data for 1995 and 1994 is as follows:

                                            First    Second     Third    Fourth
(In thousands, except per share data)      Quarter   Quarter   Quarter   Quarter
1995
Net sales ..............................   $17,547   $17,594   $21,112   $22,663
Gross profit ...........................   $ 5,513   $ 4,988   $ 5,340   $ 6,443
Net income .............................   $ 1,118   $   775   $ 1,314   $ 1,356
Earnings per share .....................   $   .16   $   .11   $   .19   $   .20

1994
Net sales ..............................   $13,555   $13,821   $14,035   $14,768
Gross profit ...........................   $ 4,225   $ 3,938   $ 3,635   $ 4,164
Net income .............................   $   431   $   249   $   170   $   358
Earnings per share .....................   $   .06   $   .03   $   .02   $   .05

REPORT OF
INDEPENDENT AUDITORS


Shareholders and Board of Directors
Grist Mill Co. and Subsidiary


We have audited the accompanying consolidated statements of financial position of Grist Mill Co. and subsidiary as of May 31, 1995 and 1994, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended May 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grist Mill Co. and subsidiary at May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Minneapolis, Minnesota
July 10, 1995



STOCK PRICES AND
TRADING DATA


The Company's common stock trades in the Nasdaq National Market under the symbol GRST. The following table sets forth the high and low bid prices as reported by the Nasdaq National Market.

Fiscal 1995                                  High Bid    Low Bid

First quarter....................            $ 7.83      $4.83
Second quarter...................            $11.25      $7.38
Third quarter....................            $11.13      $7.75
Fourth quarter...................            $13.38      $8.38


Fiscal 1994                                  High Bid    Low Bid

First quarter....................            $9.25       $5.63
Second quarter...................            $7.25       $4.88
Third quarter....................            $5.63       $4.38
Fourth quarter...................            $6.13       $4.50

   As of July 31, 1995, there were approximately 1,400 shareholders of record of the Company's common stock and an estimated 5,000 additional beneficial holders whose stock was held in street name by brokerage houses.

   The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future. The board of directors currently intends to retain earnings to finance the Company's growth.


         SHCEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 GRIST MILL CO.

                                        BALANCE AT
                                         BEGINNING    CHARGED TO    CHARGED TO                     BALANCE AT
     DESCRIPTION                        OF PERIOD      EXPENSES      EXPENSES     DEDUCTIONS      END OF PERIOD
Accumulated amortization of
 deferred charges, principally
 package design:

Year ended May 31, 1995                  $  988,000   $  479,000                  ($  14,000)(1)   $1,453,000

Year ended May 31, 1994                     610,000      378,000                                      988,000

Year ended May 31, 1993                   1,101,000      345,000                    (836,000)(2)      610,000


(1) Write-off of fully amortized trademark.
(2) Write-off of fully amortized package design.