Form 10-K, Exhibit 13
period 1996-05-31
GRIST MILL CO
filed 1996-08-29
CIK 44041

SELECTED FINANCIAL DATA

(Dollars and shares in thousands, except per-share data)
Year ended May 31,                        1996         1995         1994         1993         1992         1991
- ----------------------------------------------------------------------------------------------------------------
Net sales                               $98,429      $78,916      $56,179      $66,478      $65,917      $61,358
Earnings before income taxes            $ 5,322      $ 7,130      $ 1,886      $ 6,350      $ 5,900      $ 2,847
Net earnings                            $ 3,391      $ 4,563      $ 1,208      $ 4,001      $ 3,717      $ 1,779
Earnings per share                      $   .49      $   .66      $   .16      $   .54      $   .51      $   .25
Working capital                         $10,778      $ 9,994      $14,934      $16,848      $14,330      $12,318
Total assets                            $50,186      $46,259      $45,600      $48,101      $46,882      $40,630
Long-term debt, including current
   portion                              $ 3,164      $ 4,879      $ 8,033      $10,366      $12,607      $12,673
Shareholders' equity                    $35,367      $31,522      $29,381      $29,216      $23,052      $19,202

OTHER INFORMATION:
Gross profit as a percentage of
   net sales                               24.4%        28.2%        28.4%        38.5%        37.8%        30.6%
Operating profit as a percentage of
   net sales                                5.7%         9.6%         4.5%        11.1%        10.9%         6.3%
Net earnings as a percentage of
   net sales                                3.4%         5.8%         2.2%         6.0%         5.6%         2.9%
Net return on average shareholders'
   equity                                  10.1%        15.0%         4.1%        15.3%        17.6%         9.5%
Common shares outstanding
   at year-end                            6,765        6,663        7,049        7,210        6,722        6,566
Book value per common share
   outstanding                          $   5.23      $  4.74      $  4.17      $  4.05      $  3.43      $  2.92
Current ratio                               2.0          2.0          2.8          3.0          2.2          2.5

Share and per share amounts for 1992 and prior have been restated to reflect the 3-for-2 stock split as of October 26, 1992.



[BAR CHART}
                    Quarterly Sales (in millions)
                        1996            1995

4th Qtr                 32.6            22.7

3rd Qtr                 21.3            21.1

2nd Qtr                 21.5            17.6

1st Qtr                 23.0            17.5



[BAR CHART]
        Grocery vs. Contract and Other Sales
                  (in millions)

1996                 $98.4
1995                 $78.9
1994                 $56.2
1993                 $66.5
1992                 $65.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

OVERVIEW: Sales in fiscal 1996 were a record $98.4 million, which represents an increase of 25% over fiscal 1995. Earnings for the same period were $3.4 million, or $.49 per share, compared to $4.6 million, or $.66 per share a year ago. The sales growth has been generated by a 34% increase in the Company's grocery product sales; mostly ready-to-eat cereals and wholesome snack bars. Earnings were negatively impacted by lower profitability from contract manufacturing products, costs related to the Company's ready-to-eat cereal business and start-up expenses from new snack bar products and related equipment.

   SALES: Ready-to-eat cereal was the largest component of sales growth, increasing 88% over the previous fiscal year. The Company now has a full line of 26 ready-to-eat cereals available for its store brand customers. Grocery retailers have shifted more of their ready-to-eat cereal purchases to Grist Mill products. The Company has plans to expand ready-to-eat cereal production capacity in the upcoming year to meet growing customer demands for its cereal products. The wholesome snack bar business was up by 35% over the previous year. The Company's fruit-filled cereal bar sales increased 188%, reflecting wide acceptance of the product line by the Company's store brand customers. Late in fiscal 1996 the Company began to ship two new lines of wholesome snack bars: a fat-free fruit-filled cereal bar and crisp rice marshmallow bars. Fruit snack sales increased 14% over the previous year, reversing a flat to slightly declining trend.

   Contract manufacturing sales increased 7% over fiscal 1995 to approximately $31 million. The Company expects that contract manufacturing will decline significantly in fiscal 1997 as the Company's largest customer has announced plans to self-manufacture the products currently made by Grist Mill. Due to the Company's focus on grocery store brand products, it is expected that by fiscal year 1998 contract manufacturing sales will be a small percentage of total Company sales.

   Sales in fiscal 1995 were $78.9 million compared to $56.2 million in fiscal 1994. In 1995 the Company added several new products to its ready-to-eat cereal product line, which attracted new distribution from existing customers, as well as new customers. Additionally, the fruit-filled cereal bar was introduced at the beginning of fiscal 1995. Contract manufacturing sales also grew significantly in 1995 as the Company began to produce snack bars for a large branded packaged foods customer.

   GROSS MARGIN: Gross margins declined from 28.2% in 1995 to 24.4% in 1996. In fiscal 1996, lower pricing on contract manufacturing products reduced profitability from the Company's contract manufacturing business. Additionally, there were start-up costs related to ready-to-eat cereal and new bar products and related equipment. Gross profit declined slightly in 1995, from 28.4% of net sales in 1994 to 28.2% in 1995. In 1995 a higher portion of sales came from contract manufacturing products, which have lower gross profit margins than the Company's grocery products. Lower margins on contract manufacturing were offset by productivity gains and increased capacity utilization.

   SELLING AND DELIVERY EXPENSES: With the growth of grocery product sales, selling and delivery expenses increased to 13.9% of net sales in 1996 from 12.5% in 1995. Grocery products carry higher selling and delivery costs than contract products. Such costs include broker commissions and freight. Selling and delivery expenses decreased from 17.1% of net sales in 1994 to 12.5% in 1995, reflecting the higher proportion of sales of contract manufacturing products, which generate few of these costs.

   GENERAL, ADMINISTRATIVE AND PRODUCT DEVELOPMENT EXPENSES: General, administrative and product development expenses decreased from 6.1% of net sales in 1995 to 4.7% in 1996, primarily due to lower spending on new product development and overhead expense control. In the previous year, general, administrative and product development expenses increased by $981,000 but decreased as a percent of sales from 6.9% in 1994 to 6.1% in 1995. The overall increase in general, administrative and development costs in 1995 reflected higher levels of incentive compensation, increased resources dedicated to the development of new products, and costs associated with hiring of new personnel.

   INTEREST INCOME AND EXPENSE: Net interest expense has declined over each of the last three years, from $629,000 in 1994 to $419,000 in 1995 and $302,000 in the current year. Long-term debt levels have been declining over the same time frame because of scheduled principal repayments. Additionally, in 1994 and 1995 the Company elected to prepay certain portions of its debt. Interest income decreased to $116,000 in 1996 from $219,000 in 1995 and $374,000 in 1994. Over the last two years, the Company has converted $9.3 million of short-term investments to provide for capital equipment and working capital needs.

LIQUIDITY AND CAPITAL INVESTMENTS

Cash and short-term investments decreased during the last year, from $6.8 million to $1.7 million. Net cash provided by operating activities was $2.6 million in 1996 compared to $7.3 million in 1995. Cash from earnings and non-cash items totaled $8.3 million for the year, which was used to fund inventory and accounts receivable increases. Higher sales levels, especially in ready-to-eat cereal, drove the increases in operating assets.

   Net cash used in investing activities was $2.7 million compared to $1.4 million in 1995. In 1996 the Company converted its short-term investments and invested $6.2 million in capital equipment. In 1995 the Company also used a portion of its short-term investments to fund a total of $5.8 million in equipment. In fiscal 1997 the Company expects its capital expenditures to increase, reflecting commitments for equipment to expand the Company's ready-to-eat cereal capacity and a corporate office expansion.

   Net cash used in financing activities was $1.5 million in 1996 compared to $5.9 million in fiscal 1995. In 1995 the Company completed a stock repurchase plan and prepaid certain amounts of debt.

   Working capital increased slightly during the year, from $10.0 million to $10.8 million. The current ratio remained flat at 2.0 over the same period. In addition, the Company has available a line of credit for $4.0 million. The Company has financed its growth principally from internally generated funds, issuance of unsecured senior notes, bank borrowing and sales of its common stock. The Company anticipates that the capital expenditures in fiscal 1997 will be funded by operating cash flows and through debt financing.

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended May 31,                                                   1996              1995               1994
- -----------------------------------------------------------------------------------------------------------------
Net sales                                                        $98,429,000       $78,916,000        $56,179,000
Cost of products sold                                             74,437,000        56,632,000         40,217,000
- -----------------------------------------------------------------------------------------------------------------
   Gross profit                                                   23,992,000        22,284,000         15,962,000
Selling and delivery expenses                                     13,723,000         9,899,000          9,592,000
General, administrative and product development expenses           4,645,000         4,836,000          3,855,000
- -----------------------------------------------------------------------------------------------------------------
   Operating profit                                                5,624,000         7,549,000          2,515,000
Interest expense                                                    (418,000)         (638,000)        (1,003,000)
Interest income                                                      116,000           219,000            374,000
- -----------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                                    5,322,000         7,130,000          1,886,000
Income tax expense                                                 1,931,000         2,567,000            678,000
- -----------------------------------------------------------------------------------------------------------------
   Net earnings                                                  $ 3,391,000       $ 4,563,000        $ 1,208,000
=================================================================================================================

Earnings per share                                               $       .49       $       .66        $       .16
=================================================================================================================

Weighted average common shares outstanding                         6,869,000         6,907,000          7,367,000
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


[BAR CHART]
            Operating profit as a
           percentage of net sales

1996               5.7%
1995               9.6%
1994               4.5%
1993              11.1%
1992              10.9%



[BAR CHART]
Equity     Total Capitalization
Debt          (in millions)

1996            $38.5
1995            $36.4
1994            $37.4
1993            $39.6
1992            $35.7

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At May 31,                                                                            1996               1995
- ----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                     $  1,654,000       $  3,271,000
   Short-term investments                                                                              3,539,000
   Accounts receivable, less allowance                                              9,743,000          6,045,000
   Inventories                                                                     10,293,000          6,877,000
   Prepaids and other                                                                 393,000            458,000
- ----------------------------------------------------------------------------------------------------------------
                                                                                   22,083,000         20,190,000
- ----------------------------------------------------------------------------------------------------------------
Property and equipment:
   Land and building                                                               11,647,000         11,145,000
   Machinery and equipment                                                         41,989,000         36,245,000
- ----------------------------------------------------------------------------------------------------------------
                                                                                   53,636,000         47,390,000
   Less accumulated depreciation                                                  (26,897,000)       (22,371,000)
- ----------------------------------------------------------------------------------------------------------------
                                                                                   26,739,000         25,019,000
Deferred charges, less accumulated amortization of $1,479,000 and
   $1,453,000, respectively                                                         1,364,000          1,050,000
- ----------------------------------------------------------------------------------------------------------------
                                                                                 $ 50,186,000       $ 46,259,000
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Drafts payable                                                                $  2,342,000       $    984,000
   Accounts payable                                                                 4,002,000          3,701,000
   Accrued compensation and commissions                                             1,449,000          1,760,000
   Accrued marketing expenses                                                       1,214,000            796,000
   Other accrued expenses                                                           1,505,000          1,247,000
   Current maturities of long-term debt                                               793,000          1,708,000
- ----------------------------------------------------------------------------------------------------------------
                                                                                   11,305,000         10,196,000
- ----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                      2,371,000          3,171,000
Deferred income taxes                                                               1,143,000          1,370,000
Commitments and contingent liabilities
Shareholders' equity:
   Common stock, par value $.10 per share -- authorized 12,000,000 shares, issued and outstanding 6,765,000 and 6,663,000 shares at May 31, 1996
      and 1995, respectively                                                          676,000            666,000
   Additional paid-in capital                                                       9,466,000          9,022,000
   Retained earnings                                                               25,225,000         21,834,000
- ----------------------------------------------------------------------------------------------------------------
                                                                                   35,367,000         31,522,000
- ----------------------------------------------------------------------------------------------------------------
                                                                                 $ 50,186,000       $ 46,259,000
================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended May 31,                                                     1996           1995            1994
- -------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                  $  3,391,000    $  4,563,000    $  1,208,000
   Non-cash items included in earnings:
      Depreciation and amortization                                 5,131,000       4,301,000       3,867,000
      Deferred income taxes                                          (205,000)       (249,000)        (40,000)
      Common stock grants                                                                              94,000
   Changes in operating assets and liabilities:
      Accounts receivable                                          (3,698,000)     (1,241,000)      1,467,000
      Inventories                                                  (3,416,000)     (1,673,000)      2,397,000
      Other assets                                                   (864,000)       (680,000)       (376,000)
      Drafts payable                                                1,358,000         177,000        (159,000)
      Accounts payable and other accrued expenses                     883,000       2,059,000
- -------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                  2,580,000      7,257,000        8,458,000
- -------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities:
   Proceeds from short-term investments                             3,539,000      5,760,000        2,457,000
   Payments for:
      Short-term investments                                                                       (7,660,000)
      Property and equipment                                       (6,246,000)    (7,165,000)      (2,980,000)
- -------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                     (2,707,000)    (1,405,000)      (8,183,000)
- -------------------------------------------------------------------------------------------------------------
Cash flows used in financing activities:
   Proceeds from exercise of stock options, net                       225,000         83,000           35,000
   Payments for:
      Long-term obligations                                        (1,715,000)    (3,154,000)     ( 2,333,000)
      Purchase and retirement of common stock                                     (2,820,000)      (1,172,000)
- -------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                     (1,490,000)     (5,891,000)     (3,470,000)
- -------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                              (1,617,000)        (39,000)     (3,195,000)
Cash and cash equivalents at beginning of year                      3,271,000       3,310,000       6,505,000
- -------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $  1,654,000    $  3,271,000    $  3,310,000
=============================================================================================================
Supplemental disclosures of cash flow information:
   Interest payments                                             $    447,000    $    666,000    $  1,011,000
   Income tax payments                                           $  1,950,000    $  2,869,000    $    519,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                 Common Stock
                                             --------------------

                                             Number of                      Additional      Retained
                                             Shares          Amount    Paid-In Capital      Earnings         Total
- ---------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1993                     7,210,000     $ 721,000     $12,432,000      $ 16,063,000    $29,216,000
   Stock options exercised and stock
      grants awarded                            38,000         4,000         125,000                          129,000
   Purchase and retirement of common
      stock                                   (199,000)      (20,000)     (1,152,000)                      (1,172,000)
   Net earnings                                                                              1,208,000      1,208,000
- ---------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1994                     7,049,000       705,000      11,405,000        17,271,000     29,381,000
   Stock options exercised                     113,000        11,000         342,000                          353,000
   Shares surrendered for exercise and
      tax payments                             (25,000)       (3,000)       (267,000)                        (270,000)
   Tax benefits related to stock options                                     315,000                          315,000
   Purchase and retirement of common
      stock                                   (474,000)      (47,000)     (2,773,000)                      (2,820,000)
   Net earnings                                                                              4,563,000      4,563,000
- ---------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1995                     6,663,000       666,000       9,022,000        21,834,000     31,522,000
   Stock options exercised                     112,000        11,000         287,000                          298,000
   Shares surrendered for exercise and
      tax payments                             (10,000)       (1,000)        (72,000)                         (73,000)
   Tax benefits related to stock options                                     229,000                          229,000
   Net earnings                                                                              3,391,000      3,391,000
- ---------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 31, 1996                     6,765,000     $ 676,000     $ 9,466,000      $ 25,225,000    $35,367,000
=====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended May 31, 1996, 1995 and 1994

NOTE A  Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS: The Company is in the business of manufacturing and distributing store brand and value priced branded food products. Principal products are ready-to-eat cereals, fruit snacks, wholesome snack bars and graham cracker pie crusts. The Company also contract manufactures food products for other packaged foods companies. The Company's products are marketed in the continental United States, Canada and Puerto Rico.

   BASIS OF PRESENTATION: The consolidated financial statements include the Company and its subsidiary, which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

   USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of less than 90 days when purchased to be cash equivalents.

   SHORT-TERM INVESTMENTS: Short-term investments consist of income-producing securities with original maturities of 90 days to two years. Short-term investments are classified as available-for-sale and stated at market value. At May 31, 1995, market value approximated cost. The Company had no short-term investments at May 31, 1996.

   INVENTORIES: Inventories are stated at lower of cost, first-in, first-out
(FIFO) method, or market.

   PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

   Buildings and improvements 3-30 years

   Machinery and equipment 3-15 years

   Accelerated depreciation is used by the Company for tax accounting purposes.

   LONG-LIVED ASSETS: SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt SFAS No. 121, which was issued in March 1995, in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

   DEFERRED CHARGES: Expenditures for packaging design are recorded at cost and amortized over an estimated useful life of up to three years. Certain expenditures to obtain initial distribution of products, typically referred to as slotting, are recorded at cost and amortized over a period of up to six months.

   INCOME TAXES: The provision for income taxes is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of differences between financial reporting and tax bases of assets and liabilities.

   EARNINGS PER SHARE: Earnings per share are based on weighted average number of common shares outstanding and the dilutive effect of common stock options during the year.

   RECLASSIFICATIONS: Certain amounts in the financial statements of prior years have been reclassified to conform to the presentation used in 1996.

NOTE B  Inventories

At May 31,                                   1996          1995
- ------------------------------------------------------------------

Finished goods                           $ 3,507,000    $1,594,000
Raw material and packaging                 5,228,000     3,795,000
Work-in-process                            1,558,000     1,488,000
- ------------------------------------------------------------------

                                         $10,293,000    $6,877,000
==================================================================


NOTE C  Credit Arrangements

The Company has a $4,000,000 line of credit arrangement with a bank which expires October 31, 1996. Loans under the agreement bear interest at a floating rate approximately equal to the bank's reference rate less 1 1/42%. There were no balances outstanding at May 31, 1996 and 1995.

NOTE D  Long-term Debt

At May 31,                                                               1996           1995
- -----------------------------------------------------------------------------------------------
9.8% unsecured senior notes payable in semi-annual
   installments of $700,000 through September 1996                  $   700,000     $ 2,100,000
Mortgage payable in monthly installments of $26,000 through
   November 2000. Interest at 8.75% adjusted every three years        2,464,000       2,557,000
- -----------------------------------------------------------------------------------------------

                                                                      3,164,000       4,657,000
Capitalized leases                                                                      222,000
- -----------------------------------------------------------------------------------------------

                                                                      3,164,000       4,879,000
Less current maturities                                                (793,000)     (1,708,000)
- -----------------------------------------------------------------------------------------------

                                                                     $2,371,000     $ 3,171,000
===============================================================================================


   The terms of the unsecured senior notes contain requirements for maintaining defined levels of net worth and certain financial ratios, and place limits on total debt allowable.

   The mortgage payable is collateralized by the Company's land and production facilities with a net book value of $5,662,000.

   Maturities of long-term debt during the next five fiscal years are as follows: 1997-$793,000; 1998-$110,000; 1999-$120,000; 2000-$131,000;
2001-$2,010,000. The fair value of long-term debt approximates its carrying value.


NOTE E  Capital Stock

On May 22, 1996, the Company adopted a shareholder rights plan which is designed to give shareholders more alternatives in the event of an unsolicited takeover attempt. Pursuant to the plan, the Company distributed one right per common share to each shareholder of record effective June 11, 1996. The rights will become exercisable with the occurrence of certain events involving the acquisition of 15% or more of the Company's stock. Upon the occurrence of such an event, each right converts into the right to purchase, upon payment of $.10 per share of common stock, a pro rata portion of the number of shares available to be purchased from the Company. In connection with the plan, 3.4 million shares of common stock have been reserved. The rights expire on May 22, 2006.

NOTE F  Income Taxes

The components of income tax expense follow:

Year ended May 31,                       1996           1995         1994
- ---------------------------------------------------------------------------

Current:
   Federal                           $1,879,000     $2,465,000     $619,000
   State                                257,000        351,000       99,000
Deferred                               (205,000)      (249,000)     (40,000)
- ---------------------------------------------------------------------------

                                     $1,931,000     $2,567,000     $678,000
===========================================================================



   The following is a summary of the Company's deferred tax assets and liabilities:

                                                         Deferred Tax
                                                     Assets (Liabilities)
- -----------------------------------------------------------------------------

At May 31,                                             1996           1995
- -----------------------------------------------------------------------------

Depreciation and amortization                     $(1,250,000)    $(1,394,000)
Asset reserves                                        169,000         200,000
Vacation not currently deductible                     116,000         121,000
Medical self-insurance                                202,000         128,000
Other                                                 (58,000)        (81,000)
- -----------------------------------------------------------------------------

                                                  $  (821,000)    $(1,026,000)
=============================================================================


   A reconciliation of statutory federal income taxes to the actual income tax expense provided on earnings is as follows:

                                                        1996           1995         1994
- ------------------------------------------------------------------------------------------
Income tax at statutory rate                         $1,809,000     $2,424,000    $641,000
State income taxes net of federal benefit               153,000        218,000      60,000
Interest income not subject to tax                      (28,000)       (79,000)    (77,000)
Other                                                    (3,000)         4,000      54,000
- ------------------------------------------------------------------------------------------

                                                     $1,931,000     $2,567,000    $678,000
==========================================================================================


NOTE G  Commitments

At May 31, 1996, the Company had purchase commitments of $2 million for office facilities expansion and $2.5 million of an $8 million planned expansion of manufacturing capacity.


NOTE H  Stock Option Plans

Under the 1986 Non-Qualified Stock Option Plan, the Company may grant options to purchase up to 2,500,000 shares of common stock to officers, key employees, directors and consultants. The option price and terms of exercise are determined by the Company's board of directors. Of the options outstanding under the Non-Qualified Plan, 488,000 and 443,000 were exercisable at May 31, 1996 and 1995, respectively. The number of shares of common stock reserved for future grants under the Non-Qualified stock option plan was 725,000 at May 31, 1996, and 894,000 at May 31, 1995.

   Under the 1984 Incentive Stock Option Plan, the Company may grant options to purchase up to 200,000 shares of common stock to officers and key employees at not less than 100% of fair market value of the shares at the date of grant. No options were outstanding under this plan at May 31, 1996.

   The Company also has a Stock Appreciation Rights Plan under which the Company may grant Stock Appreciation Rights (SARs) to eligible participants of its stock option plans. Such rights allow the stock option holder the right to receive a cash settlement that will approximate the appreciation in the value of the stock option through the exercise of the SAR. SARs are only exercisable following certain defined "acceleration events." At May 31, 1996, no SARs had been granted.

   The Company follows the guidance in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations to account for its stock-based plans.


                                               Non-Qualified
                                               Stock Options    Price per Share
- -------------------------------------------------------------------------------

Balance at May 31, 1994                           537,000       $2.33 to  $7.88
   Granted                                        222,000        6.25 to   9.75
   Exercised                                      (113,000)      2.33 to   7.00
   Canceled or expired                            (7,000)        2.92 to   7.00
- -------------------------------------------------------------------------------

Balance at May 31, 1995                           639,000        2.33 to   9.75
   Granted                                        176,000        6.00 to   7.00
   Canceled or expired                            (7,000)        2.33 to   9.00
- -------------------------------------------------------------------------------

BALANCE AT MAY 31, 1996                           696,000       $5.00 to  $9.75
================================================================================


NOTE I  Employee Benefit Plans

The Company has an employee savings plan (Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, qualifying employees may defer a portion of their pretax earnings, up to 15%, or the Internal Revenue Service limits, whichever is less. The Company matches 30% of each employee's contributions up to a maximum of 7% of the employee's earnings.

   The Company's matching contributions to the Savings Plan in 1996, 1995 and 1994 were $151,000, $127,000 and $112,000, respectively.

   Union employees of the Company's subsidiary participate in a multi-employer defined benefit pension plan administered by the employees' union. Contributions by the Company's subsidiary to this plan totaled $75,000, $61,000 and $64,000 for 1996, 1995 and 1994, respectively.


NOTE J  Postretirement Health Benefits

The Company's subsidiary provides self-insured supplemental postretirement health care coverage to substantially all union employees and their dependent spouses. Effective June 1, 1993, the Company adopted SFAS No. 106 "Employer's Accounting for Post retirement Benefits Other than Pensions." SFAS No. 106 requires the accrual of the expected costs of providing these benefits during the active service period of the employee. Previously, these costs were recognized as an expense when claims were paid. As permitted by the Statement, the Company has elected to amortize the transition obligation over 20 years.

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

   The components of retiree health costs are shown below:

                                                        1996           1995          1994
- ------------------------------------------------------------------------------------------
Service cost of benefits earned                      $  5,000       $  4,000      $  7,000
Interest cost on liability                             49,000         47,000        52,000
Amortization of transition amount                      34,000         33,000        34,000
- ------------------------------------------------------------------------------------------

                                                      $88,000        $84,000       $93,000
==========================================================================================

   The accumulated postretirement benefit obligation (APBO) at May 31, 1996 and 1995, respectively, was:

                                                                       1996          1995
- -------------------------------------------------------------------------------------------
Current retirees                                                    $ 371,000     $ 476,000
Fully eligible active employees                                        56,000        76,000
All other employees                                                    99,000       103,000
- -------------------------------------------------------------------------------------------

APBO                                                                  526,000       655,000
Unrecognized net gain                                                 203,000        62,000
Unrecognized transition obligation                                   (581,000)     (615,000)
- -------------------------------------------------------------------------------------------

Accrued postretirement benefit cost                                 $ 148,000     $ 102,000
===========================================================================================


   The accumulated postretirement benefit obligation was determined using an 8% discount rate. The health care cost trend rates were assumed to be 11.5% and 9.5% in 1996 for pre-65 and post-65 benefits, respectively, gradually declining to 6.5% after 13 years, and remaining at that level thereafter. A 1% increase in health care trend rate would have an insignificant effect on the accumulated postretirement benefit obligation and the net periodic cost for the year.


NOTE K  Related Party Transactions

A director and principal shareholder of the Company is a partner in a law firm retained by the Company for its legal counsel. The Company incurred charges of approximately $367,000, $264,000 and $274,000 in 1996, 1995 and 1994,
respectively, for services provided.


NOTE L  Major Customers

Sales to a major customer accounted for 29% and 30% of consolidated net sales in 1996 and 1995, respectively.


NOTE M Quarterly Financial Information (Unaudited)

Summarized quarterly data for 1996 and 1995 is as follows:

                                         First        Second          Third        Fourth
(In thousands, except per share data)  Quarter       Quarter        Quarter       Quarter
- -----------------------------------------------------------------------------------------
1996
   Net sales                           $23,031       $21,539        $21,275       $32,584
   Gross profit                        $ 5,972       $ 5,576        $ 5,653       $ 6,791
   Net income                          $ 1,208       $   747        $   567       $   869
   Earnings per share                  $   .17       $   .11        $   .08       $   .13
1995
   Net sales                           $17,547       $17,594        $21,112       $22,663
   Gross profit                        $ 5,513       $ 4,988        $ 5,340       $ 6,443
   Net income                          $ 1,118       $   775        $ 1,314       $ 1,356
   Earnings per share                  $   .16       $   .11        $   .19       $   .20
=========================================================================================

REPORT OF INDEPENDENT AUDITORS

Grist Mill Co. and Subsidiary

We have audited the accompanying consolidated statements of financial position of Grist Mill Co. and subsidiary as of May 31, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grist Mill Co. and subsidiary at May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.


                                              /s/ Ernst & Young LLP

Minneapolis, Minnesota
July 8, 1996


STOCK PRICES AND TRADING DATA

The Company's common stock trades in the Nasdaq National Market under the symbol GRST. The following table sets forth the high and low bid prices as reported by the Nasdaq National Market.

Fiscal 1996                                               High Bid      Low Bid
- -------------------------------------------------------------------------------

First quarter                                             $11.38        $8.75
Second quarter                                            $10.63        $8.63
Third quarter                                             $10.25        $5.63
Fourth quarter                                            $ 6.88        $5.63

Fiscal 1995                                               High Bid      Low Bid
- -------------------------------------------------------------------------------

First quarter                                             $ 7.83        $4.83
Second quarter                                            $11.25        $7.38
Third quarter                                             $11.13        $7.75
Fourth quarter                                            $13.38        $8.38
===============================================================================

   As of July 31, 1996, there were approximately 1,300 shareholders of record of the Company's common stock and an estimated 4,500 additional beneficial holders whose stock was held in street name by brokerage houses.

   The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future. The board of directors currently intends to retain earnings to finance the Company's growth.