Form 10-K405, Exhibit 13
period 1997-05-31
GRIST MILL CO
filed 1997-08-26
CIK 44041

SELECTED FINANCIAL DATA


(Dollars and shares in thousands, except per share data)
Year ended May 31,                               1997        1996        1995        1994        1993        1992
-----------------------------------------------------------------------------------------------------------------
Net sales                                    $108,484     $98,429     $78,916     $56,179     $66,478     $65,917

Earnings before income taxes                 $  4,539     $ 5,322     $ 7,130     $ 1,886     $ 6,350     $ 5,900

Net earnings                                 $  2,833     $ 3,391     $ 4,563     $ 1,208     $ 4,001     $ 3,717

Earnings per share                           $   0.42     $  0.49     $  0.66     $  0.16     $  0.54     $  0.51

Working capital                              $ 13,196     $10,778     $ 9,994     $14,934     $16,848     $14,330

Total assets                                 $ 55,954     $50,186     $46,259     $45,600     $48,101     $46,882

Long term debt, including current portion    $  5,900     $ 3,164     $ 4,879     $ 8,033     $10,366     $12,607

Shareholder's equity                         $ 37,490     $35,367     $31,522      29,381     $29,216     $23,052

OTHER INFORMATION:

Gross profit as a percent of net sales           24.4%       24.4%       28.2%       28.4%       38.5%       37.8%

Operating profit as a percentage of
  net sales                                       4.4%        5.7%        9.6%        4.5%       11.1%       10.9%

Net earnings as a percentage of net sales         2.6%        3.4%        5.8%        2.2%        6.0%        5.6%

Net return on average shareholders' equity        7.8%       10.1%       15.0%        4.1%       15.3%       17.6%

Common shares outstanding at year end           6,645       6,765       6,663       7,049       7,210       6,722

Book value per common share outstanding      $   5.64     $  5.23     $  4.74     $  4.17     $  4.05     $  3.43

Current ratio                                     2.2         2.0         2.0         2.8         3.0         2.2

Number of employees at year-end                   825         800         646         446         413         424
=================================================================================================================


Share and per share amounts for 1992 have been restated to reflect the 3-for-2 stock split as of October 26, 1992.


[BAR CHART]

Return on Invested Capital

93             10.1%
94              3.2%
95             12.5%
96              8.8%
97              6.5%


[BAR CHART]

         Total Capitalization
             (in millions)           Debt           Equity

93              $39.6               $10.4           $29.2
94              $37.4               $ 8.0           $29.4
95              $36.4               $ 4.9           $31.5
96              $38.6               $ 3.2           $35.4
97              $43.4               $ 5.9           $37.5


The overall returns on invested capital have been below Grist Mill's long-term goals. However, Grist Mill is hopeful of achieving improved operating efficiencies which should increase return on invested capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

OVERVIEW: Sales in fiscal 1997 grew to $108.5 million, an increase of more than 10% from 1996. Earnings were $2.8 million, or $.42 per share compared to $3.4 million, or $.49 per share a year ago. Sales growth was the result of increased grocery product sales offsetting a decline in contract manufacturing sales. 1997 earnings declined due to lower profit margins from contract manufacturing and the impact of new grocery product introductions.

   SALES: Grocery product sales grew by 32% in 1997 and 34% in 1996. The growth rate achieved in 1997 was the result of significant sales increases in both the wholesome snack bar and ready-to-eat cereal businesses. The wholesome snack bar business increased 57% during fiscal 1997. The growth reflects sales from the Company's new crisp rice marshmallow bar, a new line of low fat chewy granola bars, and continued success of the Company's fruit-filled cereal bars. The Company has been successful in expanding distribution of its wholesome snack bar products with its store brand customers.

   Sales of ready-to-eat cereals grew 37% in fiscal 1997 and 88% in 1996; these increases are attributable to increased sales to existing store brand customers and the addition of new customers.

   Contract manufacturing sales declined 30% to $21 million in fiscal 1997 as the Company's largest contract manufacturing customer experienced a decline in consumer demand for its products. The Company currently expects that contract manufacturing sales will decline further in 1998.

   GROSS MARGIN: The gross profit margin was 24.4% of net sales for 1997, the same as in 1996. The Company generates significantly higher gross profit margins from its core grocery business than its contract business. In fiscal 1997 the Company's mix of sales shifted to a higher percentage of sales from core grocery products. However, the gross margin was unfavorably impacted by lower pricing from contract manufacturing and the impact of new grocery products which have a lower profit margin at introduction. The gross profit margin improved in the Company's fiscal fourth quarter reflecting the Company's successful programs to increase manufacturing efficiency, particularly on new snack bar and ready-to-eat cereal products.

   Gross profit declined in 1996 from 28.2% of net sales in 1995 to 24.4% in 1996. The gross profit margin was impacted by lower pricing on contract manufacturing sales and start-up costs related to ready-to-eat cereal and new bar products.

   SELLING AND DELIVERY EXPENSES: The shift in sales mix from contract manufacturing to grocery product sales has resulted in an increase in selling and delivery expenses from 13.9% of net sales in 1996 to 15.9% in 1997. Grocery products have higher selling and delivery costs such as broker commissions, transportation and promotion. Additionally, the Company relocated its primary distribution center during fiscal 1997 which added to distribution costs.

   Selling and delivery expenses increased in 1996 to 13.9% of net sales from 12.5% in 1995 as result of the growth in grocery product sales.

   GENERAL, ADMINISTRATIVE AND PRODUCT DEVELOPMENT EXPENSES: In 1997, general, administrative and product development expenses decreased to 4.1% of net sales from 4.7% in fiscal 1996. The decrease was a result of general and administrative expense dollar levels remaining at approximately the same level as in the prior year. Product development funding increased at the same rate as sales. In 1996, general, administrative and product development costs declined from 6.1% of net sales in 1995 to 4.7% as a result of lower spending on new product development and overhead expense control.

   INTEREST INCOME AND EXPENSE: Net interest expense has declined over the past several years to $187,000, down from $302,000 in 1996 and $419,000 in 1995. The decline represents lower average levels of long-term debt.

   INCOME TAXES: The effective tax rate was 37.6% for fiscal 1997 compared to 36.3% for fiscal 1996. The change was primarily the result of interest income in fiscal 1996 that was not subject to tax.

   NET INCOME: Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which is required to be adopted by the Company on May 31, 1998, requires a restatement of prior period earnings per share. The impact of SFAS No. 128 is not material for the 1997 earnings per share calculation and increases basic earnings per share by $.01 for 1996.

   The Company has elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the Company's stock option awards been determined based upon SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings would have been reduced by $158,000 or $.02 earnings per share for 1997 and $148,000 or $.02 per share for 1996.

LIQUIDITY AND CAPITAL INVESTMENTS

Cash increased during fiscal 1997 from $1.7 million to $2.6 million. Net cash provided by operating activities was $7.5 million in 1997 compared to $2.6 million in 1996. Cash from earnings, adjusted for non-cash items totaled $8.7 million for the year partially offset by higher inventory levels. Increased grocery product sales generated the need for higher inventory levels.

   Net cash used in investing activities was $8.6 million compared to $2.7 million in fiscal 1996. In 1997, the Company invested in the expansion of its corporate office facility and additional production capacity.

   In fiscal 1997, the Company incurred new mortgage financing, which funded the expansion of the Company's corporate office facility and new equipment to expand ready-to-eat cereal capacity.

   In December 1996, the Company's Board of Directors authorized a stock repurchase program for up to 500,000 shares of the Company's common stock. The Company repurchased 144,000 shares of common stock at a cost of $843,000 during fiscal 1997.

   Working capital increased to $13.2 million from $10.8 million while the current ratio increased slightly to 2.2 from 2.0 in 1996. The Company has available a $4 million line of credit which was not being utilized at the end of the year. The Company has purchase commitments for approximately $6 million of equipment for manufacturing capacity expansion. The line of credit is available if required, but the Company anticipates that in 1997, cash flow from operations will fund working capital and capital expenditure requirements.

CONSOLIDATED STATEMENTS OF EARNINGS


Year ended May 31,                                                     1997                1996               1995
------------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 108,484,000       $  98,429,000      $  78,916,000

Cost of products sold                                            82,038,000          74,437,000         56,632,000
------------------------------------------------------------------------------------------------------------------
  Gross profit                                                   26,446,000          23,992,000         22,284,000

Selling and delivery expenses                                    17,294,000          13,723,000          9,899,000

General, administrative and product development expenses          4,426,000           4,645,000          4,836,000
------------------------------------------------------------------------------------------------------------------
  Operating profit                                                4,726,000           5,624,000          7,549,000

Interest expense                                                   (282,000)           (418,000)          (638,000)

Interest income                                                      95,000             116,000            219,000
------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                    4,539,000           5,322,000          7,130,000

Income tax expense                                                1,706,000           1,931,000          2,567,000
------------------------------------------------------------------------------------------------------------------
  Net earnings                                                $   2,833,000       $   3,391,000      $   4,563,000
==================================================================================================================
Earnings per share                                            $        0.42       $        0.49      $        0.66
==================================================================================================================
Weighted average common shares outstanding                        6,775,000           6,869,000          6,907,000
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


At May 31,                                                      1997               1996
---------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                           $  2,631,000       $  1,654,000
    Accounts receivable                                    9,772,000          9,743,000
    Inventories                                           11,646,000         10,293,000
    Prepaids and other                                       520,000            393,000
---------------------------------------------------------------------------------------
          Total Current Assets                            24,569,000         22,083,000
---------------------------------------------------------------------------------------
Property and equipment
    Land and building                                     13,265,000         11,647,000
    Machinery and equipment                               48,879,000         41,989,000
---------------------------------------------------------------------------------------
                                                          62,144,000         53,636,000
    Less accumulated depreciation                        (31,612,000)       (26,897,000)
---------------------------------------------------------------------------------------
                                                          30,532,000         26,739,000
Deferred charges, less accumulated amortization
  of $1,491,000 and $1,479,000, respectively                 853,000          1,364,000
---------------------------------------------------------------------------------------
          Total Assets                                  $ 55,954,000       $ 50,186,000
=======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Drafts payable                                      $  1,785,000       $  2,342,000
    Accounts payable                                       4,379,000          4,002,000
    Accrued compensation and commissions                   1,551,000          1,449,000
    Accrued marketing expenses                             1,894,000          1,214,000
    Other accrued expenses                                 1,564,000          1,505,000
    Current maturities of long term debt                     200,000            793,000
---------------------------------------------------------------------------------------
          Total Current Liabilities                       11,373,000         11,305,000
---------------------------------------------------------------------------------------
Long-term debt                                             5,700,000          2,371,000
Deferred income taxes                                      1,391,000          1,143,000
Commitments and contingent liabilities
Shareholders' equity
    Common stock, par value $.10 per share--
      authorized 15,000,000
    Issued and outstanding 6,645,000 and 6,765,000
      shares at May 31, 1997 and 1996 respectively           665,000            676,000
    Additional paid-in capital                             8,767,000          9,466,000
    Retained earnings                                     28,058,000         25,225,000
---------------------------------------------------------------------------------------
          Total Shareholders' Equity                      37,490,000         35,367,000
---------------------------------------------------------------------------------------
                                                        $ 55,954,000       $ 50,186,000
=======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended May 31,                                                     1997              1996              1995
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                  $ 2,833,000       $ 3,391,000       $ 4,563,000
  Non-cash items included in earnings:
    Depreciation                                                  4,797,000         4,526,000         3,924,000
    Amortization                                                    939,000           605,000           377,000
    Deferred income taxes                                           111,000          (205,000)         (249,000)
  Changes in operating assets and liabilities:
    Accounts receivable                                             (29,000)       (3,698,000)       (1,241,000)
    Inventories                                                  (1,353,000)       (3,416,000)       (1,673,000)
    Other assets                                                   (420,000)         (864,000)         (680,000)
    Drafts Payable                                                 (557,000)        1,358,000           177,000
    Accounts payable and other accrued expenses                   1,227,000           883,000         2,059,000
---------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                   7,548,000         2,580,000         7,257,000
---------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities:
  Proceeds from short-term investments                                              3,539,000         5,760,000
  Payments for property and equipment                            (8,588,000)       (6,246,000)       (7,165,000)
---------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                      (8,588,000)       (2,707,000)       (1,405,000)
---------------------------------------------------------------------------------------------------------------
Cash flows used in financing activities:
  Proceeds from:
    Mortgage                                                      3,529,000
    Exercise of stock options, net                                  124,000           225,000            83,000
  Payments for:
    Long-term obligations                                          (793,000)       (1,715,000)       (3,154,000)
    Purchase and retirement of common stock                        (843,000)                         (2,820,000)
---------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in)  financing activities        2,017,000        (1,490,000)       (5,891,000)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                    977,000        (1,617,000)          (39,000)
Cash and cash equivalents at beginning of year                    1,654,000         3,271,000         3,310,000
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $ 2,631,000       $ 1,654,000       $ 3,271,000
===============================================================================================================
Supplemental disclosures of cash flow information:
  Interest payments                                             $   296,000       $   447,000       $   666,000
  Income tax payments                                           $ 1,435,000       $ 1,950,000       $ 2,869,000


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                              Common Stock
                                                       -------------------------
                                                                                       Additional
                                                       Number of                          Paid-In         Retained
                                                          Shares          Amount          Capital         Earnings           Total
----------------------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1994                               7,049,000     $   705,000     $ 11,405,000     $ 17,271,000     $29,381,000
  Stock options exercised                                113,000          11,000          342,000                          353,000
  Shares surrendered for exercise and tax payments       (25,000)         (3,000)        (267,000)                        (270,000)
  Tax benefits related to stock options                                                   315,000                          315,000
  Purchase and retirement of common stock               (474,000)        (47,000)      (2,773,000)                      (2,820,000)
  Net earnings                                                                                           4,563,000       4,563,000
----------------------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1995                               6,663,000         666,000        9,022,000       21,834,000      31,522,000
  Stock options exercised                                112,000          11,000          287,000                          298,000
  Shares surrendered for exercise and tax payments       (10,000)         (1,000)         (72,000)                         (73,000)
  Tax benefits related to stock options                                                   229,000                          229,000
  Net earnings                                                                                           3,391,000       3,391,000
----------------------------------------------------------------------------------------------------------------------------------
Balances at May 31, 1996                               6,765,000         676,000        9,466,000       25,225,000      35,367,000
  Stock options exercised                                 24,000           3,000          121,000                          124,000
  Tax benefits related to stock options                                                     9,000                            9,000
  Purchase and retirement of common stock               (144,000)        (14,000)        (829,000)                        (843,000)
  Net earnings                                                                                           2,833,000       2,833,000
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 31, 1997                               6,645,000     $   665,000     $  8,767,000     $ 28,058,000     $37,490,000
==================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended May 31, 1997, 1996, and 1995

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

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

           Building and improvements       3-30 years
           Machinery and equipment         3-15 years

Accelerated depreciation is used by the Company for tax accounting purposes.

LONG-LIVED ASSETS: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in 1997. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There was no financial impact to the Company upon adopting SFAS No. 121.

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

EARNINGS PER SHARE: Earnings per share are based on weighted average number of common shares outstanding and the dilutive effect of common stock options during the year. SFAS No. 128 "Earnings per Share", which is required to be adopted by the Company as of May 31, 1998, requires the Company to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact on 1997 earnings per share calculation under SFAS 128 is not material while 1996 basic earnings per share would increase $.01 from the primary earnings per share.

STOCK-BASED COMPENSATION: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. See Note H.

NOTE B
INVENTORIES

At May 31,                                              1997               1996
                                                  -----------------------------
      Finished goods                              $5,430,000         $3,507,000
      Raw material and packaging                   4,481,000          5,228,000
      Work-in-process                              1,735,000          1,558,000
                                                 ------------------------------
                                                 $11,646,000        $10,293,000
                                                 ==============================

NOTE C
CREDIT ARRANGEMENTS

The Company has a $4,000,000 line of credit arrangement with a bank which expires October 31, 1997. Loans under the agreement bear interest at a floating rate approximately equal to the bank's reference rate less 1/2%. There were no balances outstanding at May 31, 1997 and 1996.

NOTE D
LONG-TERM DEBT

At May 31,                                                  1997           1996
                                                      -------------------------
Mortgage payable in monthly installments of $59,000;
   interest at 8.625%; adjusted every three years     $5,900,000     $2,464,000

9.8% unsecured senior notes payable in semi-annual
   installments of $700,000 through September 1996                      700,000

Less current maturities                                 (200,000)      (793,000)
                                                      -------------------------
                                                      $5,700,000     $2,371,000
                                                      =========================

The remaining mortgage balance of $2,371,000 was rolled into a new mortgage agreement to include the expansion of the office and production facility in May, 1997. The mortgage payable is collateralized by the Company's land and buildings with a net book value of $8,036,000.

Maturities of long-term debt during the next five fiscal years are as follows:
1998-$200,000; 1999-$218,000; 2000-$238,000; 2001-$261,000; 2002-$289,000; 2003
and after-$4,694,000. The fair value of long-term debt approximates its carrying value.

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

NOTE F
INCOME TAXES

The components of income tax expense follow:

Year ended May 31,                   1997               1996               1995
--------------------------------------------------------------------------------
Current:
      Federal                  $1,379,000         $1,879,000         $2,465,000
      State                       216,000            257,000            351,000
Deferred                          111,000           (205,000)          (249,000)
--------------------------------------------------------------------------------
      Total                    $1,706,000         $1,931,000         $2,567,000
===============================================================================

The following is a summary of the Company's deferred tax assets and liabilities:

                                                           Deferred Tax
                                                       Assets (Liabilities)
At May 31,                                              1997               1996
-------------------------------------------------------------------------------
Depreciation and amortization                    $(1,471,000)       $(1,250,000)
Asset reserves                                       234,000            169,000
Vacation not currently deductible                    132,000            116,000
Medical self-insurance                               216,000            202,000
Other                                                (43,000)           (58,000)

                                                  $ (932,000)       $  (821,000)
===============================================================================

A reconciliation of statutory federal income taxes to the actual income tax expense provided on earnings is as follows:

                                             1997           1996           1995
-------------------------------------------------------------------------------
Income tax at statutory rate           $1,543,000     $1,809,000     $2,424,000
State income taxes net of federal
  benefit                                 151,000        153,000        218,000
Interest income not subject to tax                       (28,000)       (79,000)
Other                                      12,000         (3,000)         4,000
-------------------------------------------------------------------------------
                                       $1,706,000     $1,931,000     $2,567,000
===============================================================================

NOTE G
OPERATING LEASES

The Company began leasing warehouse space in Minnesota during fiscal 1997. Rent expense for 1997 was $263,000. Future minimum payments under the lease as of May 31, 1997 are as follows:

Fiscal years ending May 31,             Leases
----------------------------------------------
      1998                          $  458,000
      1999                             471,000
      2000                             199,000
----------------------------------------------
Total minimum lease payments        $1,128,000
==============================================

NOTE H
STOCK OPTION PLANS

Under the 1986 Non-Qualified Stock Option Plan, the Company may grant options to purchase up to 2,500,000 shares of common stock to officers, key employees, directors, and consultants. The option price and terms of exercise are determined by the Company's board of directors. Of the options outstanding under the Non-Qualified Plan, 624,000, 488,000 and 443,000 were exercisable at May 31, 1997, 1996 and 1995 respectively. The number of shares of common stock reserved for future grants under the Non-Qualified stock option plan was 630,000 at May 31, 1997, and 725,000 at May 31, 1996.

The 1984 Incentive Stock Option Plan was terminated during fiscal 1997 and no options were outstanding as May 31, 1997.

The Company had a Stock Appreciation Rights Plan that was terminated during 1997. No SAR's had been granted.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" , and related interpretations, in accounting for its stock-based plans. Accordingly, no compensation expense has been recognized for its stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings would have been reduced by $158,000 or $.02 earnings per share for 1997 and $148,000 or $.02 per share for 1996. These amounts are not necessarily indicative of the amounts that will be reported in the future. The fair value of the options at the grant date was estimated using the Black-Sholes model with an expected life of 5 years, interest rate of 5.5%, volatility of 28%, and 0% dividends for both 1997 and 1996. The weighted average fair value of options granted in 1997 and 1996 was $2.11 and $2.88 per share respectively.

Option activity for the last three years is as follows:

                                                                 Weighted Avg
                                                               Exercise Price
                                                     Shares         Per Share
-----------------------------------------------------------------------------
Balance at May 31, 1994                             537,000             $6.21
       Granted                                      222,000              7.61
       Exercised                                   (113,000)             9.33
       Canceled or expired                           (7,000)             5.93
-----------------------------------------------------------------------------
Balance at May 31, 1995                             639,000             $6.15
       Granted                                      176,000              7.89
       Exercised                                   (112,000)             2.66
       Canceled or expired                           (7,000)             5.10
-----------------------------------------------------------------------------
Balance at May 31, 1996                             696,000              7.16
       Granted                                      160,000              5.79
       Exercised                                    (24,000)             5.04
       Canceled or expired                          (66,000)             7.27
-----------------------------------------------------------------------------
Balance at May 31, 1997                             766,000             $6.93
=============================================================================

The following table summarizes information concerning currently outstanding and exercisable options:

                                 Weighted     Weighted                 Weighted
                                   Avg          Avg                      Avg
    Range of         Number     Remaining     Exercise     Number      Exercise
Exercise Prices   Outstanding      Life        Price     Exercisable    Price
-------------------------------------------------------------------------------
 $5.00 to $6.00     196,000        1.72        $5.51      134,000       $5.66
 $6.00 to $7.00     253,000        3.50         6.23      231,000        6.24
 $7.00 to $8.00     138,000        1.05         7.48      124,000        7.52
 $8.00 to $9.75     179,000        3.02         9.05      135,000        8.95
===============================================================================

NOTE I
EMPLOYEE BENEFIT PLANS

The Company has an employee savings plan (Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, qualifying employees may defer a portion of their pretax earnings, up to 15%, or the Internal Revenue Service limits, whichever is less. The Company matches 30% of the first 7% of each employee's contributions.

The Company's matching contributions to the Savings Plan in 1997, 1996, and 1995 were $176,000, $151,000 and $127,000, respectively.

Union employees of the Company's subsidiary participate in a multi-employer defined benefit pension plan administered by the employees' union. Contributions by the Company's subsidiary to this plan totaled $91,000, $75,000 and $61,000 for 1997, 1996, and 1995, respectively.

NOTE J
POSTRETIREMENT HEALTH BENEFITS

The Company's subsidiary provides self-insured supplemental postretirement health care coverage to substantially all union employees and their dependent spouses. Effective June 1, 1993, the Company adopted SFAS No. 106 "Employer's Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires the accrual of the expected costs of providing these benefits during the active service period of the employee. Previously, these cost were recognized as an expense when the claims were paid. As permitted by the Statement, the Company has elected to amortize the transition obligation over 20 years.

Employees become eligible for the benefits on retirement if they have reached the age of 55 and have 15 years of service. In determining benefits, the plan takes into consideration payments by Medicare and other coverages. Benefits for existing retirees who have reached the age of 65, as well as all employees who retire after December 31, 1992 are subject to a $10,000 lifetime benefit cap. Employees retiring after December 31, 1992 share in the cost of the benefits. The Company does not fund the retiree health care plan.

The components of the retiree health costs are shown below:

                                           1997            1996           1995
------------------------------------------------------------------------------
Service cost of benefits earned        $  4,000        $  5,000       $  4,000
Interest cost on liability               39,000          49,000         47,000
Amortization of transition amount        23,000          34,000         33,000
------------------------------------------------------------------------------
                                        $66,000         $88,000        $84,000
==============================================================================

The accumulated postretirement benefit obligation (APBO) at May 31, 1997 and 1996, respectively, was:

                                                         1997              1996
-------------------------------------------------------------------------------
Current retirees                                     $348,000          $371,000
Fully eligible active employees                        60,000            56,000
All other employees                                   114,000            99,000
===============================================================================
APBO                                                  522,000           526,000
Unrecognized net gain                                 207,000           203,000
Unrecognized transition obligation                   (547,000)         (581,000)
-------------------------------------------------------------------------------
Accrued postretirement benefit cost                  $182,000          $148,000
===============================================================================

The accumulated postretirement benefit obligation was determined using an 8% discount rate. The health care cost trend rates were assumed to be 11% and 9% in 1997 for pre-65 and post-65 benefits, respectively, gradually declining to 6.5% after 11 years, and remaining at that level thereafter. A 1% increase in health care trend rate would have an insignificant effect on the accumulated postretirement benefit obligation and the net periodic cost for the year.

NOTE K
RELATED PARTY TRANSACTIONS

A director and principal shareholder of the Company is a partner in a law firm retained by the Company for its legal counsel. The Company incurred charges of approximately $244,000, $367,000, and $264,000 in 1997, 1996, and 1995,
respectively, for services provided.

NOTE L
MAJOR CUSTOMERS

Sales to customer A accounted for 18%, 29%, and 30% of consolidated net sales in 1997, 1996 and 1995, respectively. Sales to customer B accounted for 11% of consolidated net sales in 1997 and less than 10% of consolidated net sales in 1996 and 1995.

NOTE M
COMMITMENTS

At May 31, 1997 the Company had purchase commitments for $6 million of equipment for manufacturing capacity expansion.

NOTE N
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly data for 1997 and 1996 is as follows:

                                           First           Second            Third           Fourth
(In thousands, except per share data)    Quarter          Quarter          Quarter          Quarter
---------------------------------------------------------------------------------------------------
1997
  Net sales                              $27,392          $27,635          $25,418          $28,039
  Gross profit                           $ 6,046          $ 6,064          $ 6,773          $ 7,563
  Net income                             $   587          $   485          $   549          $ 1,212
  Earnings per share                     $   .09          $   .07          $   .08          $   .18

1996
  Net sales                              $23,031          $21,539          $21,275          $32,584
  Gross profit                           $ 5,972          $ 5,576          $ 5,653          $ 6,791
  Net income                             $ 1,208          $   747          $   567          $   869
  Earnings per share                     $   .17          $   .11          $   .08          $   .13
===================================================================================================


REPORT OF INDEPENDENT AUDITORS

Grist Mill Co. and Subsidiary


We have audited the accompanying consolidated statements of financial position of Grist Mill Co. and subsidiary as of May 31, 1997 and 1996, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grist Mill Co. and subsidiary at May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Minneapolis, Minnesota
July 9, 1997



STOCK PRICES AND TRADING DATA

The Company's common stock trades in the Nasdaq National Market under the symbol GRST. The following table sets forth the high and low bid prices as reported by the Nasdaq National Market.

Fiscal 1997                                           High Bid          Low Bid
-------------------------------------------------------------------------------
First quarter                                           $ 6.75            $4.88
Second quarter                                          $ 6.50            $5.25
Third quarter                                           $ 6.38            $5.00
Fourth quarter                                          $ 7.25            $5.63

Fiscal 1996                                           High Bid          Low Bid
-------------------------------------------------------------------------------
First quarter                                           $11.38            $8.75
Second quarter                                          $10.63            $8.63
Third quarter                                           $10.25            $5.63
Fourth quarter                                          $ 6.88            $5.63
===============================================================================

As of July 31, 1997 there were approximately 1,300 shareholders of record of the Company's common stock and an estimated 4,500 additional beneficial holders whose stock was held in street name by brokerage houses.

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future. The board of directors currently intends to retain earnings to finance the Company's growth.